Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company" or "New Pacific")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

August 25, 2020

Item 3.	News Release

The news release with respect to the material change referred to in this report was disseminated on August 26, 2020 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced that it has entered into an arrangement agreement (the "Arrangement Agreement") with its wholly-owned subsidiary Whitehorse Gold Corp. ("Whitehorse Gold"). In accordance with the terms of the Arrangement Agreement, the Company proposes to spin-out all of the existing common shares of Whitehorse Gold to Company shareholders by way of a share exchange under a court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Spin- Out").

Item 5.	Full Description of Material Change

The Company announced that it has entered into the Arrangement Agreement with Whitehorse, pursuant to which the Company proposes to complete the Spin-Out.

Pursuant to the Spin-Out, it is anticipated that each shareholder of the Company will be entitled to receive, through a series of transactions set out in the plan of arrangement, for each common share of the Company held, one new common share of the Company following the Spin-Out and a pro rata distribution of the common shares of Whitehorse Gold held by the Company. Upon the Spin-Out becoming effective, Whitehorse Gold will cease to be a wholly-owned subsidiary of the Company. The Company also intends to seek a listing of the Whitehorse Gold's common shares on the TSX Venture Exchange, but no assurance can be provided that such a listing will be obtained. Any such listing will be subject to Whitehorse Gold fulfilling all of the requirements of the TSX Venture Exchange.

The purpose of the Spin-Out is to reorganize the Company and its assets into two separate companies. The board of directors of the Company believes this will provide shareholders with additional investment choices and flexibility and enhanced value as the Company and Whitehorse Gold will be solely focused on the pursuit and development of their respective assets. Upon completion of the Spin-Out, the Company will continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia and Whitehorse Gold will focus on the exploration and development of the Tagish Lake Gold Project in the Yukon Territory.

The Spin-Out requires the approval of the Company's shareholders, approval from stock exchanges and regulatory authorities and approval of the British Columbia Supreme Court in order to proceed, and is also subject to other closing conditions as outlined in the Arrangement Agreement. There can be no assurance that such approvals will be obtained or that the Spin-Out will be completed on the terms contemplated, or at all. Additional details on the Spin-Out are contained in the management information circular prepared for the Company's annual general and special meeting scheduled for September 30, 2020. The Company urges all shareholders to read the management information circular carefully and in its entirety.

The foregoing description is qualified in its entirety by reference to the full text of Arrangement Agreement, which is available on the Company's SEDAR profile at www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

September 1, 2020